UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
			     (Amendment No. 1)*


          		   MFS CHARTER INCOME TRUST
                                (Name of Issuer)

                           SHARES BENEFICIAL INTEREST
                         (Title of Class of Securities)

                                   552727109
                                 (CUSIP Number)


           Relative Value Partners Group, LLC, 1033 Skokie Blvd, Suite 470
		       Northbrook, IL 60062, 847-513-6300
		(Name, Address and Telephone Number of Person
		Authorized to Receive Notices and Communications)

				November 3, 2016
	  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552727109	 	13D	 	Page 2 of 4 Pages

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1.	NAMES OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	Relative Value Partners Group, LLC  TIN 47-4067697
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2.	 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)
(a)    [ ]
(b)    [ ]
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3.	 SEC USE ONLY

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4. 	SOURCE OF FUNDS (see instructions)

	OO
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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)     [ ]
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6. 	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 	7.	SOLE VOTING POWER: 4,614,652

 	8.	SHARED VOTING POWER:0

 	9.	SOLE DISPOSITIVE POWER: 4,614,652

 	10. 	SHARED DISPOSITIVE POWER:0
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11. 	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,614,652
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12. 	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see instructions)    [ ]
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13. 	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.56%
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14. 	TYPE OF REPORTING PERSON (see instructions)

	IA
--------------------------------------------------------------------------------

CUSIP No. 552727109	 	13D	 	Page 3 of 4 Pages
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This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") is being filed on behalf of the Reporting Person to amend the Schedule 13D related to the Shares of the Issuer previously filed by the Reporting Person with the Securities and Exchange Commission on May 9, 2016 (the "Original Schedule 13D" as amended, the "Schedule 13D"). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Original Schedule 13D. Except as specifically provided herein, each Item of the Original Schedule 13D remains unchanged.

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Item 4.  Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

This Amendment No. 1 is being filed to disclose a letter the Reporting Person has sent to the Issuer expressing concern over what the Reporting Person feels have been misleading representations by the Issuer about its annual repurchase policy, and to request certain remedial actions. The letter is attached as
Exhibit 99.1.

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Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The following disclosures are based on 53,914,609 Shares of the Issuer outstanding as reported by Bloomberg as of November 2, 2016, the day immediately preceding the date by which the Reporting Person became required to file this statement:

(a) The Reporting Person owns 4,614,652 Shares, representing approximately 8.56% of the outstanding Shares of the Issuer.

(b) The Reporting Person has sole power of these shares to vote or direct the vote, or dispose or to direct the disposition.

(c) Over the 60 day period preceding the date of the event requiring the filing of this Schedule 13D Amendment No. 1, the Reporting Person purchased an aggregate of 23,941 Shares on the open market at an aggregate purchase price (excluding trading commissions and related administrative costs) of $205,087.85, and sold an aggregate of 104,104 Shares on the open market for a total (excluding trading commissions and related administrative costs) of $885,797.78, as follows:

--- On August 23, 2016, the Reporting Person bought 2,300 Shares at an average price of $8.72 per share;

--- On September 7, 2016, the Reporting Person sold 2,704 Shares at an average price of $8.68 per share;

--- On September 8, 2016, the Reporting Person bought 1,703 Shares at an average price of $8.69 per share;

--- On September 9, 2016, the Reporting Person bought 13,213 Shares at an average price of $8.56 per share;

--- On September 12, 2016, the Reporting Person bought 2,078 Shares at an average price of $8.56 per share;

--- On September 20, 2016, the Reporting Person bought 961 Shares at an average price of $8.41 per share;

--- On September 21, 2016, the Reporting Person sold 1,957 Shares at an average price of $8.49 per share;

--- On September 22, 2016, the Reporting Person bought 1,686 Shares at an average price $8.53 per share, and sold 4,409 Shares at an average price of $8.52;

--- On September 27, 2016, the Reporting Person sold 70,905 Shares at an average price of $8.51 per share;

--- On October 6, 2016, the Reporting Person sold 2,554 Shares at an average price of $8.59 per share;

--- On October 10, 2016, the Reporting Person sold 5,004 Shares at an average price of $8.62 per share;

--- On October 17, 2016, the Reporting Person sold 1,053 Shares at an average price of $8.46 per share;

--- On October 24, 2016, the Reporting Person bought 2,000 Shares at an average price of $8.45 per share, and sold 10,638 Shares at an average price of $8.45;

--- On October 31, 2016, the Reporting Person sold 4,880 Shares at an average price of $8.43 per share.

CUSIP No. 552727109	 	13D	 	Page 4 of 4 Pages
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(d) To the knowledge of the Reporting Person, other than described in this
Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares owned by it.

(e) Not applicable.

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Item 7.  Material to Be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding a reference to the following exhibit:

Exhibit 99.1	Letter to the Issuer

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				SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


			    Relative Value Partners, LLC


                                 November 7, 2016
	                  -------------------------------
	                              DATE


	                        /s/ MAURY FERTIG
                          -------------------------------
                                    SIGNATURE


	                   MAURY FERTIG/MANAGING MEMBER
	                 --------------------------------
	                           NAME/TITLE